EXHIBIT 4.1

July 2001

In July 2001, BCP and Merrill Lynch International, acting us underwriters of the international offer of shares in Friends Provident plc ("FP plc") entered into an agreement to formalize an "in principle" agreement reached between BCP and Friends Providence Life Office for the subscription of shares in FP plc. following its de-mutualization and share capital increase (the "Agreement"). Under the terms of the Agreement, BCP purchased an equity interest of 3.1% in the share capital of FP plc for an investment of 197 million euros.


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